UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: April, 2007
Commission File Number: 1-14636
ABITIBI-CONSOLIDATED INC.
(Exact name of registrant as specified in its charter)
1155 Metcalfe Street, Suite 800,
Montreal, Quebec, Canada H3B 5H2
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F  ☐        Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐    No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐    No  ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes  ☐    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURE:
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITIBI-CONSOLIDATED INC. (Registrant)
Date: April 3, 2007	By: /s/ JACQUES P. VACHON
Jacques P. Vachon
Senior Vice-President, Corporate Affairs and Secretary

NEWS RELEASE
A (TSX)
ABY (NYSE)
Abitibi-Consolidated Completes Energy Generation Venture
Hydro Assets in Ontario regrouped into ACH Limited Partnership
MONTRÉAL, April 2, 2007 — Abitibi-Consolidated Inc. announced today that it has closed the transaction with the Caisse de dépôt et placement du Québec, announced by the Company in January 2007, creating ACH Limited Partnership, a joint-venture for the Company’s Ontario hydroelectric generation facilities. Abitibi-Consolidated has retained a 75% equity interest in the joint-venture and the Caisse has acquired a 25% equity interest. The Caisse has also provided to ACH Limited Partnership a 10-year unsecured term loan of $250 million, non-recourse to Abitibi-Consolidated, to partially fund the acquisition of the facilities.
The transaction, on a consolidated basis, has yielded gross proceeds of $297.5 million to Abitibi-Consolidated.
ACH Limited Partnership encompasses eight hydroelectric facilities located in Ontario, representing an aggregate installed capacity of 136.8 MW and a normalised annual generation of approximately 828 GWh.
ACH Limited Partnership is intended to be Abitibi-Consolidated’s growth vehicle in energy generation. Abitibi-Consolidated’s substantial ownership interest in the joint-venture reflects the ongoing strategic importance of its electricity generation assets. Abitibi-Consolidated has entered into agreements with ACH Limited Partnership by virtue of which it will continue to operate and manage the facilities. Scotia Capital and CIBC World Markets have advised the Company in regards to this transaction.
About Abitibi-Consolidated
Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.7 million tonnes of waste paper from landfills. It also ranks first in Canada in terms of total certified woodlands. Abitibi-Consolidated shares are traded on the Toronto Stock Exchange (TSX: A) and on the New York Stock Exchange (NYSE: ABY).

Contacts
Investors:	Media and others:
Francesco Alessi	Denis Leclerc
Vice-President	Director
Investor Relations and Taxation	Public Affairs
514 394-2341	514 394-3601
falessi@abitibiconsolidated.com	denis_leclerc@abitibiconsolidated.com

     THIS ASSET PURCHASE AGREEMENT made as of the 31st day of March, 2007.
BETWEEN:
ABITIBI-CONSOLIDATED COMPANY OF CANADA, a company incorporated under the laws of the Province of Québec
(hereinafter referred to as the “Vendor”)
OF THE FIRST PART,
— and —
ACH LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Manitoba
(hereinafter referred to as the “Purchaser”)
OF THE SECOND PART.
     WHEREAS the Vendor, ACI (as hereinafter defined) and Caisse de dépôt et placement du Québec have executed a letter of intent dated January 26, 2007 (the “LOI”) for the formation of a business relationship between the parties;
     WHEREAS the Vendor and the Purchaser have agreed to enter into the Transaction (as hereinafter defined) as contemplated by the LOI;
     WHEREAS part of the Transaction, being the assignment and assumption of the Prior Assignment Assets, has already taken place;
     WHEREAS as part of the Transaction, the Vendor and the Purchaser have agreed that, on the date hereof, the Vendor shall sell, transfer, assign, set over and convey all of its right, title and interest in and to the Facilities Assets (as hereafter defined) to the Purchaser and the Purchaser shall purchase all of the Vendor’s right, title and interest in and to the Facilities Assets, all on and subject to the terms and conditions set forth in this Agreement; and
     NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1 Definitions
     The terms defined in this Section shall have, for all purposes of this Agreement, the following meanings, unless the context expressly or by necessary implication otherwise requires:
1.1.1	“ACH GP” means Abitibi-Consolidated Hydro Inc., a corporation incorporated under the laws of Canada, in its capacity as general partner of the Purchaser.

1.1.2	“ACI” means Abitibi-Consolidated Inc., a corporation incorporated under the laws of Canada.

1.1.3	“Adjusted Prior Assignment Purchase Price” means the Prior Assignment Purchase Price, as it has been increased or decreased as necessary to equal the aggregate of all amounts allocated to the Prior Assignment Assets in Schedule 3.1.2.

1.1.4	“Affiliate” has the meaning that would be ascribed thereto in the Securities Act (Ontario), as it may be supplemented, amended or restated from time to time, if the word company” were changed to Person (as defined herein).

1.1.5	“Aggregate Purchase Price” means the aggregate of the Closing Purchase Price and the Adjusted Prior Assignment Purchase Price.

1.1.6	“Agreement” means this agreement of purchase and sale together with all Schedules hereto.

1.1.7	“Applicable Laws” means with respect to any Person, property, transaction or event, all federal, provincial, municipal or regional laws, by-laws, statutes, rules, regulations, Orders, judgments, awards, decrees, decisions, codes, policies, rulings, conditions of any license, Permit, or other requirements having the force of law relating to or applicable to such Person, property, transaction or event.

1.1.8	“Arbitration Notice” has the meaning ascribed thereto in Section 8.1.2.

1.1.9	“Article” and “Section” mean and refer to the specified article, section and subsection of this Agreement.

1.1.10	“Assumed Liabilities” has the meaning ascribed thereto in Section 2.2.1.

1.1.11	“Audited Combined Statements” means, collectively, the audited combined statement of assets at December 31, 2005 and 2006 and the audited combined statement of operating expenses for the Facilities for the three years ended December 31, 2006.

1.1.12	“Automation Project” has the meaning ascribed thereto in Section 7.1.1(a).

1.1.13	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the City of Toronto, Ontario or Montréal, Québec.

1.1.14	“Calm Lake Facility” means the hydroelectric generating station and dam, located in the Township of Bennett, Rainy River District, Ontario and all related assets and rights, including any related Transmission System, and the related Raft Lake dam.

1.1.15	“CDPQ” means Caisse de dépôt et placement du Québec.

1.1.16	“Certificate of Completion” has the meaning ascribed thereto in Section 7.1.1(b).

1.1.17	“Claim” means any demand, claim, suit, proceeding, judgment, order or action of any nature or any kind whatsoever which may give rise to indemnification under Article 6 hereof.

1.1.18	“Claiming Party” means a party hereto making a claim under Section 6.4(b).

1.1.19	“Closing” means the closing of the transaction of purchase and sale of the Facilities Assets provided for in this Agreement, to take place at 24:00 EST on the Closing Date, including the execution and delivery of this Agreement and the Closing Documents and the payment of the Closing Purchase Price. For greater certainty, it is agreed that any Closing Documents that are dated March 31, 2007, shall be deemed, for all purposes, to be effective as at 24:00 EST on the Closing Date, regardless of the prevailing time in Ontario and Quebec.

1.1.20	“Closing Date” means the effective date of this Agreement as indicated on the first page of this Agreement.

1.1.21	“Closing Documents” means the agreements, instruments and other documents to be delivered by the Vendor pursuant to Section 4.1 and the agreements, instruments and other documents to be delivered by the Purchaser pursuant to Section 4.2.

1.1.22	“Closing Note Amount” has the meaning ascribed thereto in Section 3.1.1(b).

1.1.23	“Closing Purchase Price” has the meaning ascribed thereto in Section 3.1.1.

1.1.24	“Common Units” means the common, voting LP Units of the Purchaser.

1.1.25	“Completed” has the meaning ascribed thereto in Section 7.1.1(c).

1.1.26	“CRA” has the meaning ascribed thereto in Section 3.3.1.

1.1.27	“Dasserat Expenses” has the meaning ascribed thereto in Section 3.1.4.

1.1.28	“Deeds of Land” has the meaning ascribed thereto in Section 4.1.1.

1.1.29	“Definitive Agreements” means, collectively, (i) the DRC Reporting and Data Access Agreement, (ii) the Easement Agreements, (iii) the Electricity Supply Agreement, (iv) the Iroquois Falls Lease, (v) the lease agreement between the Purchaser, as landlord, and ACI, acting as nominee for the Vendor, as tenant, for the first floor of GS1; (vi) the License Agreement, (vii) the Participation Agreement, (viii) the Operations, Maintenance and Services Agreement (ix) the shared services agreement between the Vendor and the Purchaser in respect of the Fort Frances Facility and (xi) the shared services agreement between the Vendor and the Purchaser in respect of the Iroquois Falls Facility.

1.1.30	“DRC Reporting and Data Access Agreement” means the DRC reporting and data access agreement to be entered into concurrently herewith between the Vendor and the Purchaser.

1.1.31	“Easement Agreements” means, collectively, the easement agreements to be entered into concurrently herewith by the Purchaser, certain Nominees, ACI and/or the Vendor as applicable, and which are listed in Schedule 1.1.31 hereto.

1.1.32	“Electricity Supply Agreement” means the electricity supply agreement to be entered into concurrently herewith between the Purchaser and the Vendor.

1.1.33	“Encumbrance” means any mortgage, pledge, charge, lien, debenture, hypothec, trust deed, assignment by way of security, security interest, conditional sales contract or other title retention agreement, or other instrument charging, or creating a security interest in, or otherwise encumbering, the Vendor’s title to the Facilities Assets or the Prior Assignment Assets, as the case may be.

1.1.34	“Environment” means every layer of the earth including the air and the atmosphere, land (including the soil surface, sub-surface and all underground areas, including those submerged by water) and water (including all surface water, sub-surface water and ground water) and including all sewer systems and discharge pipelines.

1.1.35	“Environmental and Safety Requirements” means all Applicable Laws applicable to the Facilities Assets, concerning public health and safety and pollution and protection of the Environment.

1.1.36	“Environmental Permits” means all permits, licenses, certificates of authorization, authorizations, certificates of approval, approvals and registrations granted by a Governmental Authority and required under Environmental and Safety Requirements that are held by the Vendor exclusively in connection with the operation of the Facilities Business, a list of which is provided in Schedule 1.1.36.

1.1.37	“Escrow Fund” has the meaning ascribed thereto in Section 7.1.2.

1.1.38	“Excluded Assets” has the meaning ascribed thereto in Section 2.1.2.

1.1.39	“Excluded Liabilities” has the meaning ascribed thereto in Section 2.2.2.

1.1.40	“Facilities” means, collectively, the Calm Lake Facility, the Fort Frances Facility, the Iroquois Falls Facility, the Island Falls Facility, the Kenora Facility, the Norman Facility, the Sturgeon Falls Facility and the Twin Falls Facility.

1.1.41	“Facilities Assets” has the meaning ascribed thereto in Section 2.1.1.

1.1.42	“Facilities Business” means the business of owning and operating the Facilities as carried on by the Vendor immediately prior to Closing consisting primarily of the generation, storage, transmission, distribution, purchase and sale of electricity and related activities.

1.1.43	“Facilities Contracts” means the contracts, agreements, leases, water power leases, licenses of occupation and commitments made with, or binding upon, the Vendor exclusively in connection with the Facilities Assets, the Facilities Business or the Prior Assignment Assets (excluding Transferred Intellectual Property and Non-Transferable Intellectual Property), listed in Schedule 5.1.1(r).

1.1.44	“Facilities Equipment” means the tangible personal or movable property used exclusively in connection with the Facilities Business (other than the Excluded Assets) including all machinery and equipment, and all tools, handling equipment and accessories, a list of substantially all of which is attached hereto as Schedule 1.1.44, including any Warranty Rights related thereto, but excluding the spare equipment that forms part of the Stores (as defined in the Operations, Maintenance and Services Agreement) and excluding the equipment that forms part of the Transmission System.

1.1.45	“Facilities Intellectual Property” means, collectively, the Licensed Intellectual Property, the Transferred Intellectual Property and the Non-Transferable Intellectual Property.

1.1.46	“Fixtures and Improvements” means, collectively, all buildings, structures and fixed improvements, including dams, located on, in or under the Leased Lands and Licensed Lands and improvements and fixtures contained in or on such building and structures.

1.1.47	“Fort Frances Facility” means the hydroelectric generating station and dam located in the Town of Fort Frances, Ontario, adjacent to the Vendor’s pulp and paper mill complex, and all related assets and rights, including any related Transmission System and the related dam at Squirrel Falls and the Vendor’s interest in the dam at Kettle Falls.

1.1.48	“GAAP” means at any time, accounting principles generally accepted in Canada at such time.

1.1.49	“General Manager” has the meaning ascribed thereto in Section 7.1.1(d).

1.1.50	“Governmental Authority” means any (i) foreign, multinational, federal, provincial, state, municipal, local or other governmental or public department, ministry, central bank, court, arbitral body with legal jurisdiction, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

1.1.51	“GST” means the goods and services tax or any similar tax required to be paid pursuant to the Excise Tax Act (Canada).

1.1.52	“Hazardous Materials” means any substance, solid, liquid or gaseous, constituent, contaminant, waste, waste material, hazardous substance, hazardous material, toxic substance, prohibited substance, dangerous substance, dangerous good as defined, judicially interpreted or identified in any Environmental and Safety Requirement, including any friable asbestos and petroleum products.

1.1.53	“IESO” means the Ontario Independent Electricity System Operator, or its successor.

1.1.54	“IESO Administered Markets” has the meaning ascribed thereto by the Market Rules.

1.1.55	“IESO Controlled Grid” has the meaning ascribed thereto by the Market Rules.

1.1.56	“Intellectual Property” means intellectual property of whatever nature and kind including domestic and foreign patents, software, industrial designs, know-how, trade-marks and copyrights, trade names, service marks, trade secrets, inventions, processing methods, technology, techniques and manuals, all whether registered or unregistered, and all registrations and applications for registration thereof.

1.1.57	“Iroquois Falls Facility” means the hydroelectric generating station and dam located in Iroquois Falls, Ontario adjacent to the Vendor’s pulp and paper mill complex, and all related assets and rights, including any related Transmission System.

1.1.58	“Iroquois Falls Lease” means the lease to be entered into concurrently herewith between the Vendor, as lessor, and the Purchaser, as lessee.

1.1.59	“Island Falls Facility” means the hydroelectric generating station and dam located in the Townships of Menapia and Tolmie, Ontario, and all related assets and rights, including any related Transmission System.

1.1.60	“ITA” means the Income Tax Act (Canada) and the regulations thereunder.

1.1.61	“Kenora Facility” means the hydroelectric generating station and dam located in Kenora, Ontario, on the east branch of the Winnipeg River, and all related assets and rights, including any related Transmission System.

1.1.62	“Lands” means the freehold lands and premises, together with all easements, rights-of-way and other rights and interests appurtenant thereto, described in Schedule 1.1.62.

1.1.63	“Leased Lands” means the lands and premises, together with all easements, rights-of-way and other rights and interests appurtenant thereto, leased pursuant to the water power lease agreements listed in Schedule 1.1.87.

1.1.64	“License Agreement” means the license agreement to be entered into concurrently herewith between the Vendor and the Purchaser with respect to the Licensed Intellectual Property.

1.1.65	“Licensed Intellectual Property” means the name “Abitibi-Consolidated” and related tradenames and logos, or any derivation thereof, described in the License Agreement.

1.1.66	“Licensed Lands” means the lands and premises, together with all easements, rights-of-way and other rights and interests appurtenant thereto, licensed pursuant to the licenses of occupation listed in Schedule 1.1.87.

1.1.67	“Losses” means any claims, demands, actions, judgments, damages, losses (excluding loss of profits), liabilities, penalties, costs or expenses, including reasonable legal and expert expenses.

1.1.68	“Market Rules” means the rules governing the IESO Controlled Grid and establishing and governing the IESO Administered Markets, together with all market manuals, policies and guidelines issued by the IESO, all as amended or replaced from time to time.

1.1.69	“Material Adverse Change” means any change, event or occurrence with respect to the general condition (financial or otherwise), properties, obligations, business, operations or cash flow of the Facilities Assets or the Facilities Business which would reasonably be expected to result in a Material Adverse Effect; provided, however, that a Material Adverse Change shall exclude: (i) any change, event or occurrence due to general economic or industry wide conditions, (ii) any change resulting from the public announcement of this Agreement or the Transaction, (iii) any change, event or occurrence related to fluctuations in hydrology, and (iv) any change, event or occurrence related to fluctuations in the Hourly Ontario Energy Price determined by the IESO.

1.1.70	“Material Adverse Effect” means an effect that is materially adverse (as determined using reasonable judgment) on the general condition (financial or otherwise), properties, obligations, business, operations or cash flow of the Facilities Assets or the Facilities Business.

1.1.71	“Nominees” means collectively, ACH Calm Lake Inc., ACH Fort Frances Inc., ACH Iroquois Falls Inc., ACH Island Falls Inc., ACH Kenora Inc., ACH Norman Inc., ACH Sturgeon Falls Inc. and ACH Twin Falls Inc.

1.1.72	“Non-Assignable Rights” has the meaning ascribed thereto in Section 2.3.1.

1.1.73	“Non-Transferable Intellectual Property” means the third-party Intellectual Property listed in Schedule 1.1.73, which is licensed to the Vendor, used exclusively in connection with the Facilities Business and which cannot, in accordance with its terms, be assigned to the Purchaser.

1.1.74	“Norman Facility” means the hydroelectric generating station and dam located in Kenora, Ontario, on the west branch of the Winnipeg River, and all related assets and rights, including any related Transmission System.

1.1.75	“OEB Act” means the Ontario Energy Board Act, 1998 as amended, and the regulations thereunder.

1.1.76	“Operations, Maintenance and Services Agreement” means the operations, maintenance and services agreement to be entered into concurrently herewith between the Vendor and the Purchaser.

1.1.77	“Orders” means all applicable orders, decisions or other binding directives rendered by any Governmental Authority.

1.1.78	“ORST” means the Ontario retail sales tax required to be paid pursuant to the RSTA.

1.1.79	“Other Rights” means the rights of the Vendor used exclusively in connection with the Facilities Business that do not otherwise form part of any of the Facilities Assets, a non-exhaustive list of which is provided in Schedule 1.1.79; “Other Rights” excludes rights forming part of the Excluded Assets, the Licensed Intellectual Property, the Non-Assignable Intellectual Property or the Non-Assignable Rights.

1.1.80	“Other Structures” means, collectively, the following structures that are owned by the Vendor and more particularly described in Schedule 1.1.80: (i) the dam at Squirrel Falls, (ii) the Vendor’s interest in the dam at Kettle Falls, (iii) the portion of the GS1 dam that is not located on the Lands; and (iv) the portion of the dam at Raft Lake that is not located on the Lands.

1.1.81	“Participation Agreement” means the participation agreement to be entered into concurrently herewith between the Purchaser and IESO.

1.1.82	“Permits” means all permits, licenses, certificates of authorization, authorizations, approvals and registrations granted by a Governmental Authority, other than Environmental Permits and those permits listed as Facilities Contracts, that are held by the Vendor exclusively in connection with the operation of the Facilities Business, a list of which is provided in Schedule 1.1.82.
1.1.83	“Permitted Encumbrances” means those Encumbrances listed in Schedule 1.1.83 hereto, none of which shall be discharged on Closing.

1.1.84	“Person” means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, unlimited liability corporations, banks, trust companies, pension funds, trusts or any other organization, whether or not legal entities and governments and agencies and political subdivisions thereof.

1.1.85	“Preferred Units” means the preferred, non-voting LP Units of the Purchaser.

1.1.86	“Prior Assignment Agreements” means the agreements listed in Schedule 1.1.87 relating to the assignment and assumption of the Prior Assignment Assets.

1.1.87	“Prior Assignment Assets” means the Vendor’s contractual rights, title and interest in and to the water power leases and licenses of occupation listed in Schedule 1.1.87, and the Vendor’s rights and interests in and to the Leased Lands and Licensed Lands.

1.1.88	“Prior Assignment Closing Date” means the respective closing date indicated in Schedule 1.1.87 with respect to the assignment and assumption of each of the Prior Assignment Assets.

1.1.89	“Prior Assignment Purchase Price” means the aggregate consideration paid by the Purchaser to the Vendor pursuant to the Prior Assignment Agreements, in an amount equal to the sum of (i) an aggregate of ■ Common Units of the Purchaser having an aggregate value of $■, as indicated in Schedule 1.1.87, (ii) promissory notes in the aggregate amount of $■, as indicated in Schedule 1.1.87, and (iii) the assumption of the Prior Assumed Liabilities.

1.1.90	“Prior Assumed Liabilities” has the meaning ascribed thereto in Section 2.5.1(c).

1.1.91	“Property” means, collectively, the Lands, the Structures and the Fixtures and Improvements.

1.1.92	“Proprietary Information” means information contained in this Agreement and all other information which the parties, directly or indirectly, have acquired or shall acquire each from the other that is designated “Proprietary” or “Confidential” in the document of disclosure, or which is so designated by a writing delivered within 30 days after disclosure other than by a writing. Proprietary Information shall exclude information falling into any of the following categories:
(a)	information that, at the time of disclosure, is in the public domain;

(b)	information that, after disclosure, enters the public domain other than by breach of this Agreement;

(c)	information, other than that obtained from third parties, that, prior to disclosure, was already in the recipient’s possession, either without limitation on disclosure to others or subsequently becoming free of such limitation;

(d)	information obtained by the recipient from a third party having an independent right to disclose this information; and

(e)	information that is available through discovery by independent research without use of or access to the Proprietary Information acquired from the other party.
1.1.93	“Purchaser” has the meaning ascribed thereto in the preamble to this Agreement.

1.1.94	“Purchaser Indemnified Party” has the meaning ascribed thereto in Section 6.1.

1.1.95	“Release” has the meaning prescribed in any Environmental and Safety Requirements and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, migration, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction whether accidental or intentional.

1.1.96	“Remedial Order” means any direction, order, decision or sanction of any Governmental Authority pursuant to any Environmental and Safety Requirements and includes any order, pursuant to any Environmental and Safety Requirements, requiring investigation, monitoring, removal or remediation or clean-up of any Hazardous Materials, or requiring that any Release or any other activity be reduced, modified or eliminated or requiring any form of payment or co-operation be provided to any Governmental Authority.

1.1.97	“Reserves” has the meaning ascribed thereto in Schedule 3.2.2.

1.1.98	“Responding Party” means a party hereto subject to a Claim pursuant to Section 6.4.

1.1.99	“RSTA” means the Retail Sales Tax Act (Ontario).

1.1.100	“Structures” means, collectively, all buildings, structures and fixed improvements, including dams, located on, in or under the Lands and improvements and fixtures contained in or on such buildings and structures.

1.1.101	“Sturgeon Falls Facility” means the hydroelectric generating station and dam located in an unsurveyed Township on the Seine River east of Fort Frances, Ontario, and all related assets and rights, including any related Transmission System.

1.1.102	“Taxes” or “Tax” means GST, ORST or any tax, assessment, charge, duty or levy imposed by any Governmental Authority, including income, withholding, real property, social service, corporation, capital, value added, sales, services, goods and service, payroll, employment, franchise, excise, profits, gross receipts, customs duties, stamp, transfer, use, water, business, and all like taxes and other governmental charges of any kind, and including any interest, penalty or addition thereto.
1.1.103	“Term Loan” means the unsecured term loan in the amount of $250,000,000 made by CDPQ to the Purchaser pursuant to the Loan Agreement dated the date hereof between CDPQ, as lender, and the Purchaser, as borrower.

1.1.104	“Third Party Claim” has the meaning ascribed thereto in Section 6.5.1.

1.1.105	“Transaction” means, collectively, the transaction of purchase and sale of the Facilities Assets pursuant to this Agreement and of the Prior Assignment Assets pursuant to the Prior Assignment Agreements.

1.1.106	“Transferred Intellectual Property” means the third-party Intellectual Property listed in Schedule 1.1.106, which is licensed to the Vendor, used exclusively in connection with the Facilities Business and which can be assigned to the Purchaser.

1.1.107	“Transmission System” means collectively (i) the electricity transmission lines and distribution lines, whether or not within a Facility (including all conductors, insulators, cables, cable trays, wires, conduits, conduit structures, towers, poles, anchors, guy wires, fixtures and related equipment), connecting the generating stations at any of the Facilities, to the IESO Controlled Grid and/or to any point of delivery for a third party or the Vendor, other than the distribution lines connecting the Ontario Clean Water Agency to the Iroquois Falls mill (the “Lines”); and (ii) all substations, transformers, disconnect switches, circuit switchers, circuit breakers, buswork, interconnection equipment, auxiliary equipment and meters used in connection with the Facilities Business (the “Transformers”), and (iii) all operating, controlling and monitoring equipment related to the Lines and the Transformers and used in connection with the Facilities Business; a non-exhaustive list of the components of the Transmission System is provided in Schedule 1.1.107.

1.1.108	“Twin Falls Facility” means the hydroelectric generating station and dam located in the Township of Teefy, Ontario, and all related assets and rights, including any related Transmission System.

1.1.109	“Vendor” has the meaning ascribed thereto in the preamble to this Agreement.

1.1.110	“Vendor Indemnified Party” has the meaning ascribed thereto in Section 6.2.

1.1.111	“Warranty Rights” means the full benefit of all warranties, warranty rights, warranty claims, guarantees, indemnities, undertakings and similar covenants implied, express or otherwise from manufacturers, sellers or others.

1.2	Headings and Preamble for Reference Only
     The headings preceding the Articles and sections hereof have been inserted for convenience and reference only and shall not be construed to affect the meaning, construction or effect of this Agreement. The preamble and recitals hereto shall form an integral part of this Agreement.
1.3	Interpretation
     In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders. Each agreement and obligation of any of the parties hereto in this Agreement, even though not expressed as a covenant, is considered for all purposes to be a covenant.
1.4	Currency
     Except as otherwise may be expressly provided in this Agreement, all amounts in this Agreement are stated and shall be paid in Canadian currency.
1.5	Severability
     The provisions of this Agreement are severable, and if any provisions are in conflict with any Applicable Laws, the conflicting provisions shall be deemed never to have constituted a part of this Agreement and shall not affect or impair any of the remaining provisions thereof. If any provision of this Agreement shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Agreement in any jurisdiction.
1.6	Entire Agreement
     This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter of this Agreement. There are no warranties, representations, conditions or agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made prior to, contemporaneous with or after entering into this Agreement or any amendment or supplement hereto, by any of the parties hereto, or its directors, trustees, officers or agents, to any other party hereto or its directors, trustees, officers or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. None of the parties to this Agreement has been induced to enter into it or any amendment or supplement hereto by reason of any such warranty, representation, opinion, advice or assertion of fact. Accordingly, there shall be no liability, contractual or otherwise, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.7	Statutes
     Unless the context otherwise requires, any reference to a statute or to the Market Rules shall include, and shall be deemed to be a reference also to, all amendments made to such statute or Market Rule(s) and the regulations made pursuant thereto and in force from time to time and to any statute or regulation or amendment to the Market Rules or any new Market Rules that may be passed which has the effect of supplementing or superseding the statute or the Market Rule(s) so referred to or the regulations made pursuant thereto.
1.8	Accounting Terms
     All accounting terms not specifically defined herein shall be construed in accordance with GAAP, and, except as otherwise provided in Section 5.1.1(gg), any reference herein to generally accepted accounting principles shall mean such principles consistently applied from year to year, to the extent possible.
1.9	References to Include Successors and Assigns
     Except as otherwise provided the provisions of this Agreement enure to the benefit of, and shall be binding upon, the parties and their respective successors and permitted assigns.
1.10	Waiver, Amendment
     Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party or parties to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.
1.11	Governing Law
     This Agreement shall be interpreted and governed by, take in effect and be construed exclusively in accordance with the laws of the Province of Québec and the laws of Canada applicable therein. Subject to Article 8, the parties hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Québec.
1.12	Certain Phrases, etc.
     In this Agreement (i) the words “including” and “includes” mean “including (or includes) without limitation”, and (ii) the phrases “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning mean “the aggregate (or total or sum), without duplication, of”.
1.13	Schedules
     The following are schedules to this Agreement:

Schedule 1.1.31	Easement Agreements
Schedule 1.1.36	Environmental Permits

Schedule 1.1.44	List of Facilities Equipment
Schedule 1.1.62	Legal Description of the Lands
Schedule 1.1.73	Non-Transferable Intellectual Property
Schedule 1.1.79	Other Rights
Schedule 1.1.80	Other Structures
Schedule 1.1.82	List of Permits
Schedule 1.1.83	List of Permitted Encumbrances
Schedule 1.1.87	Prior Assignment Assets
Schedule 1.1.106	Transferred Intellectual Property
Schedule 1.1.107	Transmission System
Schedule 2.1.2	Excluded Assets
Schedule 3.1.1(b)	Closing Note Amount and Form of Promissory Note
Schedule 3.1.2	Allocation of Aggregate Purchase Price
Schedule 3.2.1	Statement of Price Adjustments
Schedule 3.2.2	Reserves
Schedule 5.1.1(i)	Claims Against the Property
Schedule 5.1.1(k)	Purchaser’s Permits and Outstanding Approvals
Schedule 5.1.1(r)	List of Facilities Contracts
Schedule 5.1.1(t)	Required Consents and Approvals
Schedule 5.1.1(cc)	Governmental Approvals
Schedule 5.1.1(dd)	Litigation
Schedule 5.1.1(ee)	Insurance
Schedule 5.1.1(hh)	Environmental Permits that Vendor is Unable to Assign
Schedule 5.1.1(ii)	Non-Compliance with Environmental and Safety Requirements
Schedule 5.1.1(jj)	Remedial Orders
Schedule 5.1.1(kk)	Hazardous Materials
Schedule 5.1.2	List of Individuals
ARTICLE 2
AGREEMENT OF PURCHASE AND SALE
2.1	Agreement of Purchase and Sale
2.1.1	On the terms and subject to the conditions contained in this Agreement, the Vendor hereby agrees to sell, transfer, assign, set over and convey to the Purchaser and the Purchaser hereby agrees to purchase and acquire from the Vendor, concurrently with the execution hereof, all of the Vendor’s right, title and interest in and to the following assets used in connection with the Facilities Business (collectively, the “Facilities Assets”):
(a)	the Property;

(b)	the Facilities Equipment;

(c)	the Transmission System;

(d)	the Other Structures;

(e)	the Facilities Contracts, to the extent assignable;

(f)	the Other Rights, to the extent assignable;

(g)	the Permits, to the extent assignable;

(h)	the Environmental Permits, to the extent assignable

(i)	the Transferred Intellectual Property;

(j)	the easements to be granted by the Vendor to the Purchaser on the date hereof under the Easement Agreements made in favour of the Purchaser;

(k)	the goodwill of the Vendor relating exclusively to the Facilities Business, other than the Licensed Intellectual Property; and

(l)	all records, operating logs, safety manuals, inspection reports, engineering reports, plans, drawings, diagrams, data, literature, catalogues and proprietary knowledge, information and other intangible rights and assets of the Vendor relating exclusively to the Facilities Business;
but excluding the Excluded Assets.
2.1.2	For greater certainty, the following assets are excluded from the purchase and sale contemplated hereby: (i) all assets listed in Schedule 2.1.2 and (ii) all assets of the Vendor that do not relate to the Facilities or Facilities Business (collectively, the “Excluded Assets”).
2.2	Assumption of Liabilities
2.2.1	As of the Closing Date, the Purchaser shall assume and shall thereafter pay, discharge, perform or otherwise satisfy in accordance with their respective terms and be responsible for only the following liabilities and obligations of the Vendor:
(a)	all liabilities and obligations of the Vendor relating to the Facilities Business and the Facilities Assets in respect of the period from and after the Closing Date; and

(b)	the Dasserat Expenses;
(collectively, the “Assumed Liabilities”).
2.2.2	The Purchaser shall not assume and the Vendor shall remain responsible for all liabilities and obligations of the Vendor that are not Assumed Liabilities (collectively, the “Excluded Liabilities”).

2.2.3	To the extent that any liability is partly an Assumed Liability and partly an Excluded Liability, the parties shall, acting reasonably, apportion such liability equitably between them using the principles underlying the assumption and exclusion of liabilities in Sections 2.2.1 and 2.2.2.

The Vendor shall have full right to proceed with, defend against, negotiate in respect of, compromise, settle or otherwise deal with the Excluded Liabilities without interference from the Purchaser, provided that (a) if, in the Vendor’s reasonable opinion, any such defence, negotiation, compromise or settlement would adversely affect the Facilities Business or Facilities Assets, the Vendor shall advise the Purchaser prior to undertaking any such actions, and (b) if any such defence, negotiation, compromise or settlement is in respect of a liability which is partly an Assumed Liability and partly an Excluded Liability, the Vendor shall consult the Purchaser prior to undertaking any such action. The Purchaser will not do anything to compromise the Excluded Liabilities. The Purchaser may, at its own expense, participate in such proceeding, defence, negotiation, compromise or settlement with the written consent of the Vendor.
2.3	Non-Transferable Assets
2.3.1	Nothing in this Agreement shall be construed as an assignment of, or an attempt to assign to the Purchaser, any Facilities Contract, Other Right, Intellectual Property, Permit or Environmental Permit which is not assignable or if such assignment would constitute a breach thereunder (collectively “Non-Assignable Rights”).

2.3.2	The Vendor shall, if requested by the Purchaser, co-operate with the Purchaser in any reasonable and lawful arrangements designed to provide the benefits of such Non-Assignable Rights to the Purchaser (including, holding any such Non-Assignable Rights in trust for the Purchaser or acting as agent for the Purchaser), provided that the Purchaser shall fully indemnify the Vendor in respect of any and all Losses incurred by the Vendor and arising from such arrangements and any other costs, fees or other amounts associated therewith.
2.4	Trade-Marks and Other Intellectual Property Rights
     Except for the Vendor’s rights in the Transferred Intellectual Property and the license to be granted under the License Agreement for the Licensed Intellectual Property, no right, title or interest in any Intellectual Property are conveyed or licensed, or intended to be conveyed or licensed, to the Purchaser as part of the Facilities Assets.
2.5	Prior Assignments
2.5.1	The Vendor and the Purchaser acknowledge and confirm that, pursuant to the Prior Assignment Agreements, as of the respective Prior Assignment Closing Date:
(a)	the Vendor assigned and transferred all of its legal right, title, interest and estate in, to and under the Prior Assignment Assets, other than the Fixtures and

Improvements, to ACH Calm Lake Inc., ACH Iroquois Falls Inc., ACH Island Falls Inc. and ACH Twin Falls Inc., the whole as set forth in Schedule 1.1.87;
(b)	the Vendor assigned and transferred all of its beneficial right, title, interest and estate in, to and under the Prior Assignment Assets, other than the Fixtures and Improvements, to the Purchaser;

(c)	each Nominee described in clause (a) above (solely with respect to the Prior Assignment Assets assigned to it) and the Purchaser (with respect to all Prior Assignment Assets) agreed to assume and to be responsible for the liabilities and obligations of the Vendor in, to or under the Prior Assignment Assets (the “Prior Assumed Liabilities”);

(d)	the Purchaser paid to the Vendor the Prior Assignment Purchase Price.
ARTICLE 3
PURCHASE PRICE
3.1	Purchase Price
3.1.1	The present sale of the Facilities Assets is made for and in consideration of an amount equal to the aggregate of the following amounts, which shall be paid by the Purchaser to the Vendor as follows:
(a)	by the issuance to the Vendor of an aggregate of ■ Common Units having an aggregate value of $■ (the “Closing Unit Amount”), of which:
(i)	■ Common Units having an aggregate value of $■ shall be issued by the Purchaser to the Vendor at Closing, and

(ii)	■ Common Units having an aggregate value of $■ were previously issued to the Vendor as part of the Prior Assignment Purchase Price and are hereby deemed to have been issued to the Vendor, effective at Closing, in partial payment of the Closing Unit Amount;
the whole as set forth on Schedule 3.1.1(b);
(b)	by the issuance to the Vendor at Closing of a promissory note in the aggregate amount set forth in Schedule 3.1.1(b) as the amount of promissory note #8 (the “Note 8 Amount”) and in the form attached to said Schedule 3.1.1(b), of which:
(i)	the amount set forth in Schedule 3.1.1(b) as the Closing Note Amount (the “Closing Note Amount”) represents the portion of the Closing Purchase Price payable by way of promissory note; and

(ii)	the amount of $■ represents the portion of the Adjusted Prior Assignment Purchase Price which has not yet been paid to the Vendor and which shall be paid at Closing as part of the Note 8 Amount in partial payment of the Adjusted Prior Assignment Purchase Price;
the whole as set forth on Schedule 3.1.1(b); and
(c)	by the assumption by the Purchaser at Closing of the Assumed Liabilities.
The aggregate of the Closing Unit Amount, the Closing Note Amount and the value of the Assumed Liabilities is the “Closing Purchase Price” and is equal to the fair market value of the Facilities Assets at the Closing Date.
3.1.2	The parties acknowledge and confirm that (i) the Aggregate Purchase Price is in consideration for the Facilities Assets and the Prior Assignment Assets, (ii) the Closing Purchase Price is in consideration for the Facilities Assets, and (iii) the Adjusted Prior Assignment Purchase Price is in consideration for the Prior Assignment Assets. The Vendor and the Purchaser have agreed to allocate the Aggregate Purchase Price among the Facilities Assets and the Prior Assignment Assets as set forth in Schedule 3.1.2 hereto.

3.1.3	The Vendor and the Purchaser agree: (i) to act in accordance with the computations and allocations contained in Schedule 3.1.2, as adjusted by Section 3.2, in all appropriate tax forms for the tax year in which the Closing occurs, and (ii) not to take a position on any tax return before any Governmental Authority charged with the collection of any tax or in any judicial proceeding that is in any manner inconsistent with the terms of any such allocation without the written consent of the other party. In the event that any such Governmental Authority disputes the allocation as indicated in Schedule 3.1.2, the party receiving notice of the dispute shall promptly notify the other party hereto concerning the existence of the dispute, the parties shall cooperate with each other in connection with the dispute and their dealings with such Governmental Authority and neither party shall agree to an allocation other than that set forth in Schedule 3.1.2 without the consent of the other party, which shall not be unreasonably withheld.

3.1.4	Except as otherwise expressly provided for in this Agreement, all revenues and expenses with respect to the Facilities Assets and the Facilities Business accrued prior to the Closing Date shall belong to, and be for the account of, the Vendor (and shall be allocated to the Vendor for tax purposes), other than any expenses charged by Ontario Power Generation Inc. to the Vendor or the Purchaser, whether before or after the Closing Date, in connection with repairs being made to the Lake Dasserat earth dams (the “Dasserat Expenses”), and all revenues and expenses with respect to the Facilities Assets and the Facilities Business accrued from and including the Closing Date, and all Dasserat Expenses regardless of when accrued, shall belong to, and be for the account of, the Purchaser. The parties agree that following the Closing, the Vendor will provide a statement of adjustments as at the

Closing Date and upon the Purchaser’s approval of such statement, the parties shall make such payments as indicated on the statement.
3.2	Adjustments
3.2.1	It is understood that the adjustments provided for in this Section 3.2 constitute adjustments to the Aggregate Purchase Price and will become payable as soon as the amounts thereof are known. Such price adjustments shall be allocated pro rata among the assets listed on Schedule 3.2.1 in proportion to their value as set forth in such Schedule. If such price adjustments reduce the Aggregate Purchase Price in an amount which exceeds the total value of the assets listed in Schedule 3.2.1, the excess will be allocated pro rata among the assets not listed on Schedule 3.2.1 in proportion to their value as set forth in Schedule 3.1.1.

3.2.2	The parties agree as follows:
(a)	The Purchaser shall be responsible for and pay, in addition to the Closing Purchase Price: (i) all land transfer taxes payable on or in respect of the transfer of the Facilities Assets or the Prior Assignment Assets or the registration of the Deeds of Sale or Prior Assignment Agreements, or the issue or transfer of the Common Units or Preferred Units of the Purchaser by the Vendor or any other transfer documents; (ii) all registration fees payable in respect of registration by the Purchaser of any documents on Closing; and (iii) all GST, ORST and any other similar value-added or sales taxes, if any, payable upon or in connection with the sale, assignment, conveyance or transfer of the Facilities Assets or the Prior Assignment Assets. However, as a reduction to the Aggregate Purchase Price, the Vendor will pay for, indemnify and save harmless the Purchaser from any amounts, including interest and penalties, if any, payable pursuant to this Section 3.2.2(a) which are not otherwise recovered, including input tax credits or refunds, which exceed the Reserves for such payments contained in Schedule 3.2.2. In the event the aggregate amount, including interest and penalties, if any, payable pursuant to this Section 3.2.2(a) (after taking into account amounts which are recovered, including input tax credits or refunds) is less than the Reserves for such payments contained in Schedule 3.2.2, the Purchaser will pay such difference to the Vendor as an increase to the Aggregate Purchase Price, promptly upon demand. The parties will consider any such indemnity or payment as a reduction or increase, as the case may be, to the Aggregate Purchase Price.

(b)	The amount and allocation of the Aggregate Purchase Price set forth in Schedule 3.1.2 are based in part upon the estimates set forth in Schedule 3.2.2 as the Reserves for the amount required to be used by the Purchaser to fund the debt service reserve account required in connection with the Term Loan (the “Debt Service Account”) and to pay fees (including fees payable to the Canadian Imperial Bank of Commerce and the fees of their legal counsel) in connection with the Purchaser’s revolving credit facility (collectively, the

“Revolver Fees”). The parties agree to adjust the Aggregate Purchase Price as follows:
(i)	if the actual amount required to fund the Debt Service Account is higher than the Reserve therefor, the Vendor will, not later than April 2, 2007, pay such difference to the Purchaser as a reduction to the Aggregate Purchase Price;

(ii)	if the actual amount required to fund the Debt Service Account is lower than the Reserve therefor, the Purchaser will promptly pay such difference to the Vendor as an increase to the Aggregate Purchase Price;

(iii)	if the actual amount required to fund the Revolver Fees is higher than the Reserve therefor, the Vendor will, not later than April 2, 2007, pay such difference to the Purchaser as a reduction to the Aggregate Purchase Price; and

(iv)	if the actual amount required to fund the Revolver Fees is lower than the Reserve therefor, the Purchaser will promptly pay such difference to the Vendor as an increase to the Aggregate Purchase Price.
3.2.3	In the event that all or any portion of the amount required to fund the Debt Service Account is no longer required to be maintained by the Purchaser under the terms of the Term Loan or any refinancing thereof, the Purchaser shall remit such excess amount to the Vendor as an increase to the Aggregate Purchase Price.

3.2.4	In the event that the cost of completion of the Automation Project exceeds the amount of the Escrow Fund, the Vendor shall be responsible for such cost overruns and shall upon receipt of a statement pay the Purchaser the full amount of such cost overruns excluding any recoverable Taxes by the Purchaser, with the aggregate of such payments being a decrease of the Aggregate Purchase Price. When the Automation Project is Completed, as certified by the General Manager, any balance remaining of the Escrow Fund shall be remitted to the Vendor as an increase to the Aggregate Purchase Price.

3.2.5	The parties agree that the sale of the Facilities Assets by the Vendor to the Purchaser pursuant to this Agreement may be considered to constitute a “sale in bulk” within the meaning of the Bulk Sales Act (Ontario). The parties agree that compliance with the provisions of such Act, section 6 of the RSTA, and other similar provisions of a federal or provincial statute, is not practicable and therefore the Purchaser agrees to waive compliance with the said provisions and, in consideration of such waiver, the Vendor hereby covenants and agrees that it shall fully indemnify and hold harmless the Purchaser from and against any and all Losses suffered or incurred by it, directly or indirectly, as a result of or in relation to the failure of the Vendor to comply with the requirements of the Bulk Sales Act (Ontario), section 6 of the RSTA, and other similar provisions of a federal or provincial statute, in connection with the Transaction. The parties further agree that this Section 3.2.5 is subject to the provisions of Article 6, provided, however, that the limitations set out in Sections 6.4(b) and 6.4(c) shall not apply to this Section 3.2.5.
3.3	Election Forms and Retail Sales Certificate
3.3.1	The Purchaser and the Vendor shall jointly execute an election under section 167 of the Excise Tax Act (Canada) and comparable elections under any applicable provincial legislation on the forms prescribed for such purposes along with any documentation necessary or desirable in order to effect the sales, assignments, conveyances and transfers contemplated under this Agreement without payment of any GST or any other similar value-added or sales taxes. The Purchaser shall file such election forms, along with any documentation necessary or desirable to give effect thereto, with the Canada Revenue Agency and/or Revenue Québec (together referred to as “CRA”), together with its GST or other applicable return for the reporting period in which the transactions contemplated herein are consummated.

3.3.2	Notwithstanding the generality of the foregoing, for purposes of the application of the RSTA:
(a)	the Purchaser hereby represents and warrants that it is a “manufacturer or producer” as the term is defined in the RSTA, and it is acquiring the production machinery, equipment and/or processing materials included in the Facilities Assets for use in manufacturing activities (as prescribed under the RSTA). The Purchaser further represents that it will provide to the Vendor a duly completed Purchase Exemption Certificate (“PEC”) as prescribed for such purposes, in order to effect the sales, conveyances and transfers of such property contemplated under this Agreement without payment of any ORST; and

(b)	the Vendor hereby represents and warrants that any tangible personal property included in the Facilities Assets and not otherwise exempt by virtue of the provision of the PEC, qualifies as “eligible property”, as the term is defined in Section 13 of Regulation 1013 to the RSTA.
3.4	97(2) ITA Tax Election
     The Purchaser and the Vendor covenant and agree to execute an election, in the prescribed form and within the time specified in the ITA, pursuant to subsection 97(2) of the ITA and the corresponding provisions of any applicable provincial tax legislation, in respect of the sale, assignment, and transfer of the Facilities Assets. The elected amount in respect of such sale, assignment and transfer shall be determined by the Vendor, at its own discretion, in conformity with the requirements of the ITA and within the limits provided there in and in such manner so as to ensure a tax-deferred transfer of the Facilities Assets.

ARTICLE 4
CLOSING DOCUMENTS
4.1	Vendor’s Deliveries
     Concurrently herewith, the Vendor has executed, or caused to be executed, and delivered the following:
4.1.1	the transfer/deeds of land in registrable form duly executed by the Vendor or ACI (collectively, the “Deeds of Land”) transferring to each of the Nominees registered title to the Property and portion of the Transmission System set forth beside its name below:

Nominee	Property

ACH Fort Frances Inc.	the Property and the portion of the Transmission System located on the Property of the Fort Frances Facility

ACH Kenora Inc.	the Property and the portion of the Transmission System located on the Property of the Kenora Facility

ACH Norman Inc.	the Property and the portion of the Transmission System located on the Property of the Norman Facility
4.1.2	a conveyance by the Vendor to the Purchaser of the beneficial interest in the Property and Transmission System;

4.1.3	a bill of sale and such other documents as may be required to transfer the Facilities Assets other than the Property to the Purchaser;

4.1.4	a discharge of all Encumbrances affecting the Facilities Assets other than Permitted Encumbrances;

4.1.5	the Definitive Agreements to which it is a party;

4.1.6	the joint election form referred to in Section 3.3.1 and any other joint election forms that the Parties have agreed to execute, in each case duly executed on behalf of the Vendor;

4.1.7	a certificate of an officer of the Vendor certifying that it is not a non-resident within the meaning of the ITA;

4.1.8	a title opinion in respect of the real property owned by ACI and/or the Vendor and forming part of the Facilities;

4.1.9	a legal opinion from Manitoba counsel in respect of the limited liability of CDP Investissements Inc. in connection with the Purchaser;

4.1.10	a legal opinion from Quebec and Ontario counsel to ACI and the Vendor;

4.1.11	a legal opinion from counsel to ACI and the Vendor to the effect that the transformers and equipment referred to in the definition of “Leased Premises” (as such term is defined in the Iroquois Falls Lease) do not constitute fixtures; and

4.1.12	such other documents and instruments as the Purchaser may have reasonably required to give effect to the provisions of this Agreement.
4.2	Purchaser’s Deliveries
     Concurrently herewith, the Purchaser has paid or executed, or caused to be paid or executed, and delivered the following:
4.2.1	the Closing Purchase Price in accordance with Section 3.1;

4.2.2	the Definitive Agreements to which it is a party;

4.2.3	the joint election form referred to in Section 3.3.1 and any other joint election forms that the Parties have agreed to execute, in each case duly executed on behalf of the Purchaser; and

4.2.4	such other documents and instruments as the Vendor may have reasonably required to give effect to the provisions of this Agreement.
ARTICLE 5
REPRESENTATIONS, WARRANTIES AND COVENANTS
5.1	Vendor’s Representations and Warranties
5.1.1	The Vendor hereby represents and warrants to and in favour of the Purchaser that:
Vendor Incorporation; Powers; Execution and Conflicts

(a)	the Vendor is and on each Prior Assignment Closing Date was, a company duly incorporated, existing and in good standing under the laws of Québec with the corporate power to own and operate the Facilities Assets and to carry on the Facilities Business as and in the places where such Facilities Assets and Facilities Business are now owned or operated;

(b)	the Vendor has the necessary authority, power and capacity to enter into this Agreement and the Definitive Agreements to which it is a party and to perform its obligations hereunder and thereunder; on the applicable Prior Assignment Closing Date, the Vendor had the necessary authority, power and capacity to enter into the Prior Assignment Agreements executed as of such date and to perform its obligations thereunder;

(c)	this Agreement, the Prior Assignment Agreements and the Definitive Agreements to which the Vendor is a party have been duly and validly authorized by all requisite corporate proceedings and constitute legal, valid and binding obligations of the Vendor enforceable against the Vendor in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and the fact that specific performance is an equitable remedy available only in the discretion of a court);

(d)	neither the entering into or the delivery of this Agreement or the Definitive Agreements to which it is a party, nor the performance by the Vendor of its obligations hereunder and thereunder will conflict with or constitute a default under: (i) any Applicable Laws; (ii) any of the provisions of the constating documents or by-laws of the Vendor; or (iii) the provisions of any indenture or loan agreement by which the Vendor or any of its Affiliates is bound or affected; on the applicable Prior Assignment Closing Date neither the entering into or the delivery of the Prior Assignment Agreements executed as of such date, nor the performance by the Vendor of its obligations thereunder, conflicted with or constituted a default under (i) any Applicable Laws on such date; (ii) any of the provisions of the constating documents or by-laws of the Vendor on such date; or (iii) the provisions of any indenture or loan agreement by which the Vendor or any of its Affiliates was bound or affected on such date;

Title to Facilities Assets

(e)	(i) ACI is the registered owner as nominee and bare trustee for and on behalf of the Vendor and the Vendor is the beneficial owner of the Property identified in Schedule 1.1.62 as the Fort Frances Facility, the freehold portion of the Iroquois Falls Facility, the Kenora Facility and the Norman Facility; (ii) immediately prior to the applicable Prior Assignment Closing Date, the Vendor was the registered and beneficial owner of the Property identified in Schedule 1.1.62 as the Calm Lake Facility, the leasehold portion of the Iroquois Falls Facility, the Island Falls Facility, the Sturgeon Falls Facility and the Twin Falls Facility; and (iii) and the Vendor is the beneficial owner of the Facilities Assets other than the Property; in the case of each of (i), (ii) and (iii) with good and marketable title thereto free and clear from any Encumbrances other than Permitted Encumbrances;

(f)	the Vendor has not received written notice of any pending or threatened expropriation or condemnation proceedings in respect of the Property, the Leased Lands or the Licensed Lands;

(g)	the Vendor has not received written notice of any pending or threatened assessments or reassessments of any realty taxes affecting the Property, the Leased Lands or the Licensed Lands;

(h)	there is no contract, option or any other right of any Person, other than the Purchaser, binding upon, or which at any time in the future may become binding upon, the Vendor to sell, transfer, assign, pledge, hypothecate, mortgage, charge or in any other way dispose of or encumber any of the Facilities Assets or (except pursuant to the Prior Assignment Agreements) the Prior Assignment Assets;

(i)	except as set forth in Schedule 5.1.1(i), to the best knowledge of the Vendor, there are no: (i) interests of any nature whatsoever which, in the aggregate, may materially adversely affect title to the Property or the interest of the Vendor in the Leased Lands now claimed or held by any Governmental Authority under or pursuant to any Applicable Laws in or against the Property or the interest of the Vendor in the Leased Lands which are not registered in the land registry office in which the Property is or the Leased Lands are registered (save and except liens in respect of municipal realty taxes); (ii) claims and interests in or against the Property or the interest of the Vendor in the Leased Lands as a result of possession, continuous use or improvement by a party other than the registered owner; (iii) claims or Encumbrances against the Property or the interest of the Vendor in the Leased Lands in favour of aboriginal people, native people or First Nations;

Sufficiency of Facilities Assets and Permits

(j)	except for: (i) the Excluded Assets, (ii) the Non-Transferable Intellectual Property, and (iii) any assets and properties used by the Vendor in fulfilling its obligations under the Operations, Maintenance and Services Agreement, the Facilities Assets, together with the Prior Assignment Assets, include all the assets and properties necessary to the operation of the Facilities Business as currently conducted by the Vendor, including sales of electricity from the Facilities Assets to the IESO Controlled Grid;

(k)	the Permits listed in Schedule 1.1.82 and the Environmental Permits listed in Schedule 1.1.36 together with permits, licenses, certificates of authorization, authorizations, approvals and registrations of a Governmental Authority required under Applicable Laws (including the OEB Act, the Market Rules and the Environmental and Safety Requirements) obtained by the Purchaser prior to or on the Closing Date or to be obtained by the Purchaser after the Closing Date and listed on Schedule 5.1.1(k) Part I (the Purchaser’s Permits) constitute all material permits, licenses, certificates of authorization, authorizations, approvals and registrations of a Governmental Authority required under Applicable Laws (including the OEB Act, the Market Rules and the Environmental and Safety Requirements) for the Facilities Business as presently operated or the Facilities Assets as presently used and for the Leased Lands as used at the applicable Prior Assignment Closing Date. Schedule 5.1.1(k) Part II (Outstanding Approvals) lists, for information purposes, permits which the Vendor has applied for but not yet obtained;

Condition of Facilities Assets

(l)	there are no outstanding material orders, notices or similar requirements relating to the Facilities Business, the Facilities Assets or the Leased Lands, issued by any building, fire or health authorities or from any other Governmental Authority, including occupational health and safety authorities;

(m)	since the date of each of the following reference plans or draft reference plans, as the case may be, no work has been performed on that portion of the Lands described in the relevant reference plan or draft reference plan, which would materially affect the description of such portion of the Lands as described in the relevant reference plan or draft reference plan, as the case may be:

Kenora Facility

The following Reference plans prepared by Sutcliffe Rody Quesnel Inc., Ontario Land Surveyors, and registered in the Land Registry Office for the Land Titles Division of Kenora (No. 23):

Plan 23R-11389, completed on August 15, 2006 and registered on March 23, 2007 (Kenora Powerhouse).

Plan 23R-11385, completed on October 10, 2006 and registered on March 20, 2007 (Kenora Powerhouse).

Plan 23R-11392, completed on March 23, 2007 and registered on March 26, 2007 (Norman Powerhouse).

Plan 23R-11391, completed on March 23, 2007 and registered on March 26, 2007 (Norman and Kenora Powerhouse).

Fort Frances Facility

The following reference plan, registered in the Land Registry Office for the Land Titles Division of Rainy River (No. 48), and draft reference plan, both prepared by W. J. Bowman Ltd., Ontario Land Surveyors:

Plan 48R-4138 was completed on March 20, 2007 and registered on March 23, 2007 (TS3).

Draft reference plan completed on March 22, 2007.

(n)	there has been no construction work having a cost in excess of $100,000 which was performed prior to the Closing Date on the Property or the Leased Lands and which could give rise, after the Closing Date, to the registration of any Encumbrance against the Property or the Leased Lands;

(o)	all of the Facilities Assets which are used in the Facilities Business are, in all material respects, in good and working condition and have been maintained and repaired consistent with customary practices of the industry, in each case ordinary wear and tear excepted, and are adequate and suitable for the purposes for which they are currently being used;

(p)	the Lands and Leased Lands are zoned for their current use and have access, sufficient for the conduct of the Facilities Business, to public roads and to all utilities, including sanitary sewers and other utilities used in the operation of the Facilities Business; as at the applicable Prior Assignment Closing Date, the Leased Lands were zoned for its then-current use and had access, sufficient for the conduct of the Facilities Business, to public roads or otherwise and to all utilities, including sanitary sewers and other utilities used in the operation of the Facilities Business;

(q)	from December 31, 2006 to the date hereof, the Facilities Business has been conducted in the ordinary course and there has been no Material Adverse Change.

Facilities Contracts and Permits

(r)	(i) the Facilities Contracts that are listed in Schedule 5.1.1(r) hereto are the only material Facilities Contracts, (ii) such Facilities Contracts are in full force and effect unamended (except for such amendments as noted in said Schedule and amendments that are not material) and the contracts forming part of the Prior Assignment Assets are and were, on the applicable Prior Assignment Closing Date, in full force and effect, unamended, (iii) the Vendor is entitled to all the benefits under the Facilities Contracts and was, on the applicable Prior Assignment Closing Date, entitled to all the benefits under the contracts forming part of the applicable Prior Assignment Assets; the Nominees are, and were on the applicable Prior Assignment Closing Date, entitled to all the benefits under the contracts forming part of the applicable Prior Assignment Assets, and (iv) the entering into and the delivery of this Agreement or the Definitive Agreements will not result in the violation, breach or termination of any Facilities Contract, and the entering into and the delivery of the Prior Assignment Agreements on the applicable Prior Assignment Closing Date did not result in the violation, breach or termination of any contract forming part of the Prior Assignment Assets;

(s)	the Vendor is not in default under any Facilities Contracts and, on the Prior Assignment Closing Date, the Vendor was not in default under any contract forming part of the Prior Assignment Assets; the applicable Nominees are not in default under any contract forming part of the Prior Assignment Assets; to the best knowledge of the Vendor, there are no existing material defaults by any party under any Facilities Contracts; to the best knowledge of the Vendor, there are no existing material defaults by any party (other than the Purchaser) under any contracts forming part of the Prior Assignment Assets;

(t)	there is no requirement under any Facilities Contract, contract forming part of the Prior Assignment Assets or Permit for the Vendor or, to the best knowledge of the Vendor, any other party thereto (other than the Purchaser), to obtain the approval or consent of any party to any such Facilities Contract or contract forming part of the Prior Assignment Assets or under such Permit in relation with the consummation of the Transaction except for the approvals or consents described in Schedule 5.1.1(t);

(u)	the Vendor is and, with respect to the Prior Assignment Assets, was on the applicable Prior Assignment Closing Date, in compliance in all material respects with the terms and conditions of the Permits and with any other permits, licenses, certificates of authorization, authorizations, approvals and registrations (other than Environmental Permits) used by the Vendor immediately prior to the Closing Date and the applicable Prior Assignment Closing Date in connection with the Facilities Business;

Intellectual Property

(v)	the License Agreement, Schedule 1.1.73 and Schedule 1.1.106 contain a list of all Licensed Intellectual Property, Non-Transferable Intellectual Property, and Transferred Intellectual Property respectively;

(w)	the Vendor has the right to use the Facilities Intellectual Property subject, in the case of the Transferred Intellectual Property and the Non-Transferable Intellectual Property, to the terms and conditions upon which it was licensed;

(x)	except for any Intellectual Property used by the Vendor in fulfilling its obligations under the Operations, Maintenance and Services Agreement, the Facilities Intellectual Property includes all Intellectual Property necessary for the operation of the Facilities Business as currently conducted by the Vendor, including sales of electricity from the Facilities Assets to the IESO Controlled Grid;

(y)	the licenses for the Transferred Intellectual Property are in full force and effect unamended (except for such amendments as noted in Schedule 1.1.106) and the Vendor is entitled to all the benefits thereunder;

(z)	the Vendor is not in default and, to the best knowledge of the Vendor, there are no existing material defaults by any party under any licenses for the Transferred Intellectual Property;

(aa)	there is no requirement under any license for any Transferred Intellectual Property to obtain the approval or consent of the licensor in relation with the consummation of the Transaction, except for such approvals or consents as have been obtained by the Vendor;

Compliance with Applicable Laws

(bb)	the Facilities Business is conducted in all material respects in compliance with all Applicable Laws; the Property, the Transmission System and the Leased Lands are, and on the applicable Prior Assignment Closing Date the Leased Lands were, in all material respects in compliance with all Applicable Laws;

Approvals

(cc)	except for the approvals described in Schedule 5.1.1(cc), there is no requirement for the Vendor or any of its Affiliates (other than the Purchaser, the General Partner of the Purchaser and the Nominees) to make any filing with, give any notice to or obtain any approval from any Governmental Authority: (i) in relation with the consummation of the Transaction, or (ii) to enable the Facilities Business to continue to be conducted as currently conducted by the Vendor, including sales of electricity from the Facilities Assets to the IESO Controlled Grid;

Litigation

(dd)	except as set forth in Schedule 5.1.1(dd), there is no litigation or claim, including appeals and applications for review, pending or, to the best knowledge of the Vendor, threatened and no litigation or claim against or relating to the Vendor, and affecting the Facilities Business, the Facilities Assets or the Prior Assignment Assets, before any Governmental Authority or arbitration panel and, to the best knowledge of the Vendor, there is no basis known for any of the foregoing, and there is not outstanding against the Vendor any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator, affecting the Facilities Business, the Facilities Assets or the Prior Assignment Assets;

Insurance

(ee)	the Vendor or one of its Affiliates maintains insurance coverage for the Facilities Assets, the Prior Assignment Assets and Facilities Business in such amounts as are indicated in Schedule 5.1.1(ee). The Vendor is not in default with respect to any provisions contained in any such insurance policy. There has not been any Material Adverse Change since October 18, 2006 in the relationship of the Vendor with the insurers, the deductibility of coverage, or in the premiums payable pursuant to the policies, and no insurance claims made by the Vendor with respect to the Facilities Assets, the Prior Assignment Assets or Facilities Business have been denied in the five (5) years preceding the date hereof. All insurance policies affecting the Facilities Assets, the Prior Assignment Assets or Facilities Business are listed in Schedule 5.1.1(ee);

Financial Information

(ff)	all books and records of the Facilities Business are complete and up to date in all material respects;

(gg)	the Audited Combined Statements have been prepared in accordance with GAAP (on a basis consistent throughout the period indicated except as disclosed in the Audited Combined Statements), are in accordance with the books and records of the Facilities Business;

Environment

(hh)	the Environmental Permits are in all material respects valid and in full force and effect, the Vendor is not in default of any such Environmental Permits and, since January 1, 2001, there have been and are no proceedings commenced or, to the best knowledge of the Vendor, threatened to revoke or amend any such Environmental Permits and, to the best knowledge of the Vendor, there are no circumstances or basis for any such proceedings to be initiated. Except for the Environmental Permits described in Schedule 5.1.1(hh), all of the Environmental Permits are assignable to the Vendor (with routine notification procedures) without the consent of any person, and none of the Environmental Permits will be adversely affected by the consummation of the Transaction;

(ii)	except as disclosed in Schedule 5.1.1(ii), since January 1, 2001, the Facilities Business, the Facilities Assets and the Prior Assignment Assets have been and are now and the Vendor has been and is now in compliance in all material respects with all applicable Environmental and Safety Requirements, and, since January 1, 2001, any Release of any Hazardous Materials into the Environment has been and is now in compliance in all material respects with all applicable Environmental and Safety Requirements;

(jj)	except as disclosed in Schedule 5.1.1(jj), no Remedial Order has been received by or imposed on the Vendor, nor to the best knowledge of the Vendor, issued, filed or threatened against the Vendor relating to the Facilities Business, the Facilities Assets or the Prior Assignment Assets;

(kk)	except as disclosed in Schedule 5.1.1(kk), no Hazardous Materials are in, on, at or under any of the Facilities Assets or the Prior Assignment Assets, except in compliance in all material respects with all Environmental and Safety Requirements and, to the best knowledge of the Vendor, there are no

Hazardous Materials originating from any neighbouring or adjoining properties, which have migrated onto, into or under or are migrating towards any of the Facilities Assets or the Prior Assignment Assets, and, to the best knowledge of the Vendor, there are no Hazardous Materials originating from any of the Facilities Assets or the Prior Assignment Assets, which have migrated onto or are migrating towards any neighbouring or adjoining properties;

(ll)	all material environmental data, studies and reports relating to the Facilities Assets and the Prior Assignment Assets, including results of any environmental audit assessment, in the possession or under the control of the Vendor have been provided or made available to the Purchaser;

(mm)	since January 1, 1997, there are no written notices received by the Vendor from any Governmental Authority regarding any liabilities or any investigation, monitoring, removal, remediation or clean-up obligations outstanding arising under Environmental and Safety Requirements or relating to Hazardous Materials which relate to the Facilities Business, the Facilities Assets or the Prior Assignment Assets;

(nn)	to the best knowledge of the Vendor, none of the Facilities Assets, including the Structures and Lands, and none of the Prior Assignment Assets, is listed in any contaminated sites or orphan sites inventories prepared by any Governmental Authority;

(oo)	except for non-hazardous soil cuttings at the Iroquois Falls Facility, all purge water and soil cuttings from the Golder Associates Ltd. Phase II environmental investigations have been removed from the Facilities Assets and disposed of in compliance with Applicable Laws;

(pp)	there is no PCB waste on or at the Facilities Assets;

Tax

(qq)	the Vendor is not a non-resident of Canada for the purposes of the ITA; and

(rr)	the Vendor is duly registered in accordance with Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) and is duly registered in accordance with the Retail Sales Tax Act (Ontario) and its registration numbers are as follows:
Federal (GST): ■

Ontario (RST): ■.
5.1.2	For the purposes of Section 5.1, the term “to the best knowledge of the Vendor” or similar words means the knowledge of the individuals listed in Schedule 5.1.2 after having made due inquiry with the officers and senior management of the

Vendor who would reasonably be expected to have knowledge of the fact in question. It is agreed that such individuals shall not have any personal liability in respect of any representations and warranties of the Vendor.

5.1.3	The Purchaser acknowledges and agrees that to the extent facts have been disclosed in any Schedule to this Agreement, the same facts shall be deemed to have been disclosed in any other Schedule to this Agreement, provided that the specific matter that is disclosed: (i) is described so as to make the applicability to another Schedule clear, or (ii) is indicated by appropriate reference to another Schedule to this Agreement.

5.1.4	Except as expressly provided in this Section 5.1, the Vendor makes no representations or warranties of any nature whatsoever with respect to any information or documentation provided to the Purchaser, nor with respect to the Facilities Assets, the Facilities, the Facilities Business, the Prior Assignment Assets or the Transaction.

5.1.5	Notwithstanding anything contained in this Agreement or any other document referred to herein, the representations and warranties contained in Sections 5.1.1(k), 5.1.1(hh), 5.1.1(ii), 5.1.1(jj), 5.1.1(kk), 5.1.1(ll), 5.1.1(mm), 5.1.1(nn), 5.1.1(oo) and 5.1.1(pp) are the only and the exclusive representations and warranties of the Vendor with respect to environmental health and safety matters (including matters relating to Environmental and Safety Requirements or Hazardous Materials) and the other representations and warranties of the Vendor in this Agreement shall be interpreted accordingly.
5.2	Vendor’s Covenants
     The Vendor hereby acknowledges, covenants and agrees with the Purchaser that:
(a)	forthwith after Closing, the Vendor will deliver to or for the benefit of the Purchaser all of the documents and records in its possession or under its control relating exclusively to the Facilities Assets, the Facilities Business and the Prior Assignment Assets; and

(b)	the Purchaser will have the right, for a period of six (6) years following the Closing Date or for such longer period as may be required by any Applicable Laws, to have reasonable access to those books and records which are retained by the Vendor to the extent any of the foregoing relates to the Facilities Assets, the Facilities Business or the Prior Assignment Assets for the limited purposes of complying with its obligations under any Applicable Laws. The Vendor will retain all such books and records for such period.
5.3	Purchaser’s Representations and Warranties
     The Purchaser hereby represents and warrants to and in favour of the Vendor that:

Incorporation; Powers; Execution and Conflicts

(a)	the Purchaser is a limited partnership duly constituted, existing and in good standing under the laws of Manitoba;

(b)	the Purchaser has the necessary authority, power and capacity to acquire the Facilities Assets and to enter into this Agreement and the Definitive Agreements to which it is a party and to perform its obligations hereunder and thereunder; on the applicable Prior Assignment Closing Date, the Purchaser had the necessary authority, power and capacity to enter into the applicable Prior Assignment Agreements to which it is a party and to perform its obligations thereunder;

(c)	this Agreement, the Prior Assignment Agreements and the Definitive Agreements to which the Purchaser is a party have been duly and validly authorized by all requisite corporate proceedings and constitute legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and the fact that specific performance is an equitable remedy available only in the discretion of a court);

(d)	neither the entering into or the delivery of this Agreement or the Definitive Agreements to which it is a party, nor the entering into or the delivery of the Prior Assignment Agreements on the applicable Prior Assignment Closing Date, nor the performance by the Purchaser of its obligations hereunder and thereunder will conflict with or constitute a default under: (i) any Applicable Laws; or (ii) any of the provisions of the limited partnership agreement of the Purchaser;

Tax

(e)	the Purchaser is duly registered in accordance with Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) and its registration number is:

Federal (GST): ■; and

Investment Canada

(f)	the Purchaser is not a non-Canadian within the meaning of the Investment Canada Act (Canada).
5.4	Purchaser’s Covenants
     The Purchaser hereby acknowledges, covenants and agrees with the Vendor that:
(a)	the Purchaser will preserve all the books and records related to the Facilities Assets, the Facilities Business and the Prior Assignment Assets, delivered to it by the Vendor, for a period of six (6) years from the Closing Date, or for such longer period as may be required by any Applicable Laws and will permit the Vendor or its authorized representatives reasonable access thereto in connection with the affairs of the Vendor;
(b)	the Purchaser will continue to use commercially reasonable efforts to obtain those permits, licenses, certificates of authorization, authorizations, approvals and registrations listed on Schedule 5.1.1(k) that have not been obtained prior to the Closing Date.
5.5	Survival of Representations and Warranties
5.5.1	The representations and warranties of the Vendor contained in this Agreement shall survive for a period of two (2) years after the Closing Date except for:
(a)	those representations and warranties contained in Section 5.1.1(k) with respect to Environmental Permits and those contained in Sections 5.1.1(hh) to 5.1.1(pp) (Environment) of this Agreement which shall survive for a period of four (4) years after the Closing Date;

(b)	those representations and warranties contained in Sections 5.1.1(qq) and 5.1.1(rr) (Tax) which shall survive for a period of 90 days following the expiration of any time within which an assessment, reassessment or similar document may be issued under any Applicable Laws; and

(c)	those representations and warranties contained in Sections 5.1.1(a), 5.1.1(b), 5.1.1(c), 5.1.1(d), 5.1.1(e) and 5.1.1(h) and in the case of the Vendor’s fraud, intentional misrepresentation or deliberate or wilful breach, in which cases the representations and warranties shall survive indefinitely.
5.5.2	The representations and warranties of the Purchaser contained in this Agreement shall survive for a period of two (2) years after the Closing Date except for those representations and warranties contained in paragraphs 5.3(a) to 5.3(d) and in the case of the Purchaser’s fraud, intentional misrepresentation or deliberate or wilful breach, in which cases the representations and warranties shall survive indefinitely.
ARTICLE 6
INDEMNITIES
6.1	Indemnification by the Vendor
     Subject to the provisions of this Article 6, the Vendor shall indemnify and hold harmless the Purchaser, ACH GP and their respective directors, officers, employees and agents (“Purchaser Indemnified Parties”), from and against any Losses sustained by such Purchaser Indemnified Party and resulting from or arising out of:

(a)	the breach or inaccuracy of any representation or warranty made by the Vendor in Article 5.1 of this Agreement;

(b)	the breach of any covenant or obligation of the Vendor contained in this Agreement;

(c)	the Excluded Liabilities;

(d)	■; and

(e)	■.
6.2	Indemnification by the Purchaser
     Subject to the provisions of this Article 6, the Purchaser shall indemnify and hold harmless the Vendor and its Affiliates and their respective directors, officers, employees and agents (“Vendor Indemnified Parties”) from and against any Losses sustained by such Vendor Indemnified Party and resulting from or arising out of:
(a)	the breach or inaccuracy of any representation or warranty made by the Purchaser in Section 5.3 of this Agreement;

(b)	the breach of any covenant or obligation of the Purchaser contained in this Agreement; and

(c)	the Assumed Liabilities and the Prior Assumed Liabilities.
6.3	Survival of Indemnification and Notice of Claims
6.3.1	The indemnification obligations set out in Sections 6.1 and 6.2 shall survive the Closing for the period prescribed by law except for (i) any indemnification obligation arising under Sections 6.1(a) or 6.2(a), which shall be subject to the limitations regarding survival of representations and warranties set forth in this Agreement, (ii) any indemnification obligation arising under Section 6.1(d), which shall survive for a period of four (4) years after the Closing Date, and (iii) any indemnification obligation arising under Section 6.1(e), which shall survive for a period of 10 years after the Closing Date.

6.3.2	The party which is seeking indemnification under Section 6.1 or Section 6.2 of this Agreement shall give written notice to the other party of the facts that constitute or may give rise to an alleged Claim for indemnification together with details thereof, promptly after becoming aware of such facts. Notwithstanding any other provision of this Agreement, no Claim may be asserted or pursued against any party hereto, or any action, suit or other proceedings commenced or pursued, for or in respect of any indemnification by such party unless written notice of such Claim describing in detail the facts and circumstances with respect to the subject matter of such Claim is received by such party on or prior to the last day of the applicable survival period for such indemnification; and upon the expiry of the applicable survival period all such indemnification obligations shall cease to have any effect except to the extent a written notice of Claim has been previously given in respect thereof in accordance with this Section.
6.4	Limitations on Indemnification
     The liability of any party to this Agreement (herein referred to as the “Responding Party”) in respect of any indemnification obligation shall be subject to and limited by the following:
(a)	the limitations contained in Section 6.3;

(b)	except for any Claim brought under Sections 6.1(b), 6.1(c), 6.1(e), 6.2(b) or 6.2(c) of this Agreement, no Claim shall be brought against the Responding Party by any Person entitled to claim under this Agreement (the “Claiming Party”) until the aggregate of all Losses claimed pursuant to such Claim or Claims that have then been made against the Responding Party exceeds $■ in which case the Claiming Party shall only be entitled to make a Claim in respect of the amount of any Losses which exceed $■;

(c)	the aggregate liability of the Vendor in respect of all matters for which the Purchaser Indemnified Parties (as defined herein) are indemnified hereunder in respect of this Agreement (other than amounts payable under Article 7) shall not exceed the Closing Note Amount, net of all fees and expenses paid by the Vendor in connection with the Transaction. For greater certainty, such fees and expenses (a) shall exclude ■, but (b) shall include ■;

(d)	the Responding Party’s liability to the Claiming Party under this Agreement, shall be reduced to the extent that the Claiming Party has failed to take all reasonable actions to mitigate its damages. Accordingly, the Responding Party shall have no liability in respect of the increase in the amount of any Claim, to the extent that such increase arises in circumstances in which the Claiming Party acts or omits to act after the Closing Date and knows or should reasonably have known that such act or omission could give rise to such increase and a reasonable alternative course of action was available to the Claiming Party which would not have given rise to such increase of the amount of the Claim;

(e)	no party shall be entitled to indemnification for any indirect or consequential loss (including loss of profit) or punitive damages;

(f)	no liability shall attach to the Responding Party in respect of any matter for which the Claiming Party is indemnified hereunder in respect of this Agreement to the extent that the same Loss has been recovered by the Claiming Party under any other provision of this Agreement and, accordingly, the Claiming Party may only recover once in respect of the same Loss;

(g)	the Responding Party’s liability in respect of any matter for which the Claiming Party is indemnified hereunder in respect of this Agreement shall be reduced to the extent that the subject of the Claim has been or is made good or is otherwise compensated for without cost to the Claiming Party;

(h)	if the Claiming Party is at any time entitled to recover from some other Person (including an insurer), any sum in respect of any matter giving rise to a Claim, the Claiming Party shall first have taken all steps necessary to preserve its rights against such other Person, and upon any recovery from the Responding Party, the Claiming Party shall assign to the Responding Party its rights against such other Person and thereafter shall provide full cooperation to the Responding Party in connection with its pursuit of any remedy against such other Person. If the Claiming Party shall recover any amount from such other Person, the amount of the Claim against the Responding Party shall be reduced by the amount recovered by the Claiming Party from such other Person and if the Claiming Party has previously recovered amounts from the Responding Party in respect of such matter, it shall pay over to the Responding Party promptly the amount received from such other Person, up to the amount so recovered from the Responding Party;

(i)	if the use of the Property, the Leased Lands, the Licensed Lands or the Transmission System or the operation of the Facilities Business substantially changes after the Closing Date, the liability of the Vendor hereunder in respect of this Agreement shall not be greater than it would have been had such use or operation not changed;

(j)	in no event shall a Claim with respect to Hazardous Materials, including any claim for indemnification under Sections 6.1(d) and 6.1(e), include liabilities, damages, costs or expenses associated with remediation or clean-up of the Property, the Leased Lands or the Licensed Lands to levels or standards other than those levels or standards applicable on the date of this Agreement;

(k)	no matter shall be the subject of a Claim hereunder in respect of this Agreement to the extent that an allowance, provision or reserve in respect of such matter shall have been included in Schedule 3.2.2, and such exclusion shall be up to the amount of such allowance, provision or reserve;

(l)	to the extent that a Responding Party becomes liable to pay any amount to a Claiming Party hereunder in respect of this Agreement, and such amount is deductible by the Claiming Party for income tax purposes, the Responding Party shall, notwithstanding any other provision hereof, be obligated to pay the Claiming Party only the Loss that the Claiming Party actually suffers after having regard to the effect of such deductions; and

(m)	the Responding Party’s liability in respect of any matter for which the Claiming Party is indemnified hereunder shall be reduced by any tax benefit accruing to the Claiming Party with respect thereto.

6.5	Third Party Claims
6.5.1	In the case of claims made by a third party after the Closing with respect to which the Claiming Party seeks to make a Claim against the Responding Party (a “Third Party Claim”), the Claiming Party shall give written notice to the Responding Party of any such Third Party Claim forthwith after receiving notice thereof. If the Claiming Party fails to give such written notice to the Responding Party, such failure shall not preclude the Claiming Party from making such Claim against the Responding Party, but its right to indemnification shall be reduced to the extent that such delay prejudiced the defence of the Third Party Claim or increased the amount of liability or the cost of the defence.

6.5.2	The Responding Party shall have the right, by written notice to the Claiming Party given not later than 30 days after receipt of the notice referred to in Section 6.5.1, to assume the control of the defence, compromise or settlement of the Third Party Claim.

6.5.3	Upon the assumption of control of any Third Party Claim by the Responding Party as contemplated by Section 6.5.2, the Responding Party shall diligently proceed with the defence, compromise or settlement of the Third Party Claim at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the Claiming Party and, in connection therewith, the Claiming Party shall co-operate fully (but at the expense of the Responding Party with respect to any reasonable out-of-pocket expenses incurred by the Claiming Party) to make available to the Responding Party all pertinent information and witnesses under the Claiming Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Responding Party, acting reasonably, are necessary to enable the Responding Party to conduct such defence. The Claiming Party shall have the right to participate in the negotiation, settlement or defence of any Third Party Claim at its own expense and no Third Party Claim shall be settled, compromised or otherwise disposed of without the prior written consent of the Claiming Party, such consent not to be unreasonably withheld or delayed. If the Responding Party elects to assume control of the Third Party Claim as contemplated by Section 6.5.2, the Claiming Party shall not pay, or permit to be paid, any part of the Third Party Claim unless the Responding Party consents in writing to such payment or unless the Responding Party, subject to the last sentence of Section 6.5.4, withdraws from the defence of such Third Party Claim or unless a final judgment from which no appeal may be taken by or on behalf of the Responding Party is entered against the Claiming Party in respect of such Third Party Claim.

6.5.4	If the Responding Party fails to give written notice to the Claiming Party as contemplated by Section 6.5.2 or to defend or, if after commencing or undertaking such defence, fails to diligently prosecute or withdraws from such defence, the Claiming Party shall have the right to undertake the defence or settlement thereof and to make such settlement of the Third Party Claim, or otherwise deal therewith, as it deems appropriate, acting reasonably, but subject to Section 6.5.5. If the

Claiming Party assumes the defence of any Third Party Claim and proposes to settle it prior to a final judgment thereon or to forego any appeal with respect thereto, then the Claiming Party shall give the Responding Party prompt written notice thereof, and the Responding Party shall have the right to participate in the settlement or assume or reassume the defence of such Third Party Claim.

6.5.5	No settlement of, or payment in respect of, any Third Party Claim involving potential liability of the Responding Party under this Article 6 shall be made by or on behalf of the Claiming Party without the prior written consent of the Responding Party, which consent shall not be unreasonably withheld or delayed. With respect to any Third Party Claim, the Responding Party shall not be liable to make any payment in respect of any Claim hereunder unless and until the Claiming Party has become liable to make payment in respect of any corresponding liability.
6.6	Effect on Aggregate Purchase Price
     Any payment made under Article 6 by the Purchaser or the Vendor shall constitute a reduction of or increase to the Aggregate Purchase Price, as the case may be and such adjustment shall be allocated in accordance with Section 3.2.1.
6.7	Taxes on Indemnities and Similar Payments
     If the Vendor and the Purchaser, acting reasonably, determine that any payment made under this Article 6 is subject to GST or ORST, or is deemed by Section 182 (or any other provision) of the Excise Tax Act (Canada), or any provision of any provincial legislation, to be inclusive of GST, ORST or any other similar sales or value-added federal or provincial tax, the indemnifying party agrees to pay to the indemnified party, in addition to the amount due by virtue of an Article of this Agreement, an additional amount equal to all GST, ORST or other similar sales or value-added tax payable or remittable in connection with such payment.
ARTICLE 7
AUTOMATION PROJECT
7.1	Covenant to Implement the Automation Project
7.1.1	For the purposes of this Article 7:
(a)	“Automation Project” means the project providing for the automation of the Facilities in order that they may be remotely controlled by or on behalf of the Purchaser from a central control location.

(b)	“Certificate of Completion” means a certificate addressed to the Purchaser and the Vendor and signed by the General Manager of the Vendor in his or her capacity as officer and without personal liability, certifying that the Automation Project is Completed.

(c)	“Completed” means that the Automation Project is ready and capable of being used for the remote control of the Facilities by or on behalf of the Purchaser from a central location.

(d)	“General Manager” means the officer to be designated by the board of directors of ACH GP to act as the primary contact for CDPQ and for the members of ACH GP’s board of directors.
7.1.2	One day after the Closing Date, the Purchaser shall deposit $■ into a separate interest-bearing bank account with the Canadian Imperial Bank of Commerce (such $■, together with interest accrued thereon and any amounts added thereto pursuant to Section 3.2.4, is the “Escrow Fund”).

7.1.3	The Escrow Fund may be increased, and/or any balance remaining therein be remitted to the Vendor, in accordance with Section 3.2.4.

7.1.4	The Purchaser shall use the Escrow Fund solely to enable the Purchaser to complete the Automation Project with reasonable diligence and ordinary prudence, considering the standards normally applicable for similar construction work and for no other purposes. For greater certainty, the Purchaser may not use the Escrow Fund to exceed, improve on or otherwise construct the Automation Project in a manner that goes beyond its purpose.

7.1.5	The Vendor and the Purchaser agree that it is in their intention that the Automation Project be Completed prior to June 30, 2011. The Vendor (in its capacity as a provider of services to the Purchaser) and Purchaser further agree to cooperate with a view to minimizing disruption of the Facilities Business; the parties acknowledging that the implementation of the Automation Project will require temporary outages and/or shutdowns at the Facilities and the Purchaser and the Vendor agree to cooperate to minimize the number and duration of such outages and shutdowns.
ARTICLE 8
DISPUTE RESOLUTION
8.1	Arbitration
8.1.1	Any dispute of whatsoever nature between the parties arising under this Agreement which cannot be promptly resolved by agreement between the parties shall be settled by binding arbitration in accordance with the Civil Code of Québec, the Code of Civil Procedure (Québec) and this Article 8, to the exclusion of the courts. The parties give exclusive jurisdiction to the board of arbitrators to issue interim or provisional measures, including for injunctive relief and the parties renounce to apply to any court for such relief.

8.1.2	Either the Purchaser or the Vendor may initiate the arbitration of a dispute by sending a notice (the “Arbitration Notice”) in writing to the other party, setting forth the nature of the dispute, the amount involved and a demand to submit the dispute to arbitration.

8.1.3	The board of arbitrators shall consist of one (1) or three (3) arbitrators determined as follows:
(a)	The parties shall make reasonable efforts to agree upon a single arbitrator within ten (10) days following delivery of the Arbitration Notice.

(b)	In the event of failure to agree on a single arbitrator within such ten (10) day period, each party shall name one arbitrator and notify the other party of such appointment within five (5) days of the expiry of the initial ten (10) day period. If either party fails to name its arbitrator within such five (5) day period, the arbitration shall be held by a single arbitrator, being the arbitrator named by the other party.

(c)	If both parties name their arbitrators within such five (5) day period, then within ten (10) days of the appointment of both arbitrators, the two (2) arbitrators so appointed shall appoint the third arbitrator, failing which the third arbitrator shall be appointed by a judge of the Superior Court of Québec.
8.1.4	In the event the board of arbitrators consists of three (3) arbitrators, all decisions shall be by majority vote.

8.1.5	All arbitrators appointed shall be qualified by education and training and have appropriate technical expertise with respect to the matter in dispute.

8.1.6	The arbitration shall be conducted in Montreal, Québec, or any other place mutually agreed upon. The parties undertake to proceed without delay with the conduct of the arbitration and the arbitrators so appointed will be requested to confirm their availability to proceed expeditiously with the arbitration until the rendering of their final award.

8.1.7	Subject to the provisions of this Article 8, public order, principles of natural justice, the fair and equal treatment of the parties, and the peremptory provisions of law governing arbitration set forth in the Code of Civil Procedure (Québec) and the Civil Code of Québec, the board of arbitrators shall determine the procedure for the arbitration. This procedure shall include at least one opportunity for written submissions by or on behalf of each of the parties, and may include proceedings by way of exchange of oral argument, hearings with or without witnesses, and such other procedures as the board of arbitrators deems appropriate.

8.1.8	The board of arbitrators shall proceed promptly to determine the matters in issue and shall render its decision within thirty (30) days from the date of final submissions of the parties to the board of arbitrators, unless the parties have agreed to a different period of time, provided, however, that the failure of the board of arbitrators to render its decision within such a period of time shall not deprive it of jurisdiction hereunder.
8.1.9	The board of arbitrators shall have the discretion to shorten or lengthen time frames for actions to be taken by either party pursuant to this Agreement with respect to any matter which is the subject of arbitration before the board of arbitrators.

8.1.10	Any decision, including for interim or provisional measures, by the board of arbitrators shall be final, binding and non-appealable. Any such decision may be filed in any court of competent jurisdiction and may be enforced by either party as a final judgement in such court. There shall be no grounds for appeal of any arbitration award hereunder.

8.1.11	It shall be a condition of the appointment of any arbitrator that such arbitrator shall maintain in strict confidence all documents, the transcripts of the proceedings and other materials and all information disclosed by or on behalf of the parties and shall not use the same or allow the same to be used for any purpose other than the arbitration and, at the request of the party that provided any documents or other printed materials, shall return all originals and any copies of such documents and printed materials to such party. Each arbitrator shall be responsible for ensuring that its officers, employees, representatives and consultants comply with the obligation of confidentiality set forth in Section 8.2.

8.1.12	The dispute referred to arbitration (including the scope of the agreement to arbitrate, any statute of limitations or prescription, set-off claims, conflict of laws rules, delict claims and interest claims) shall be governed by the substantive law of the Province of Québec and the laws of Canada applicable therein.

8.1.13	This Article 8 shall be deemed to be an arbitration agreement within the meaning of Articles 2638 and following of the Civil Code of Québec.
8.2	Confidentiality
     The Vendor and the Purchaser shall hold in confidence any and all Proprietary Information disclosed to each other. Each party shall use other party’s Proprietary Information only for the purposes of this Agreement or in connection with the Business and/or the operation of the Facilities. Each party’s obligation to maintain Proprietary Information in confidence shall be deemed performed if such party observes, with respect thereto, the same safeguards and precautions which such party observes with respect to its own Proprietary Information of the same or similar kind.

ARTICLE 9
GENERAL
9.1	Time
     Time shall be of the essence of this Agreement. If anything herein is to be done on a day which is not a Business Day, the same shall be done on the next succeeding Business Day. Unless otherwise provided herein, all references to time shall mean Montreal, Québec time.
9.2	Further Assurances
     Each of the parties hereto shall from time to time hereafter and upon any reasonable request of the other, execute and deliver, make or cause to be made all such further acts, deeds, assurances and things as may be required or necessary to more effectually implement and carry out the true intent and meaning of this Agreement.
9.3	Brokerage Commissions
     Each party (the “Indemnitor”) will indemnify and hold harmless the other party (the “Indemnitee”) against any claims, liabilities for fees, expenses, commission or other compensation assessed against the Indemnitee by any Person retained by the Indemnitor who is acting or claiming to act as a broker or finder on behalf of the Indemnitee, except any underwriters’ fees paid by the Purchaser in connection with the Transaction.
9.4	Notice
     Any communication required or permitted to be given hereunder shall be in writing and shall be given properly if delivered personally or by facsimile transmission, addressed as follows:
(a)	If to the Vendor: Abitibi-Consolidated Company of Canada 1155 Metcalfe Suite 800 Montreal, QC H3B 5H2

Attention: Legal Department Facsimile: (514) 394-3644

(b)	If to the Purchaser: Abitibi-Consolidated Hydro Inc. 1155 Metcalfe Street Suite 800 Montreal, QC H3B 5H2

Attention: General Manager Facsimile: (514) 394 2230
or, in each case, at such other address or facsimile number as a party hereto may specify from time to time by notice given in accordance with this Section 9.4. Any notice or other communication hereunder shall be deemed to have been delivered on the date received, if received at or prior to 5:00 p.m. (Eastern time) on a Business Day, and on the next succeeding Business Day, if received after 5:00 p.m. (Eastern time) or on a day that is not a Business Day.
9.5	No Registration of Agreement
     The Purchaser shall not register this Agreement, or any notice of this Agreement, on or against title to the Lands.
9.6	Counterparts
     This Agreement and any amendment, supplement or restatement may be executed in several counterparts including counterparts by facsimile, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same.
9.7	Conflicts between Agreement and Closing Documents
     In the event of any conflict or inconsistency between the provisions of this Agreement and any Closing Document or the LOI, the provisions of this Agreement shall prevail in all respects.
9.8	Actions of the Purchaser by its General Partner
     All actions of the Purchaser hereunder may be taken by its general partner, ACH GP, in its capacity as general partner of the Purchaser (or by any success general partner in such capacity) and the Vendor shall not be required to enquire into the authority of ACH GP to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Purchaser.
9.9	Davies Ward Phillips & Vineberg LLP Acting for More Than One Party
     Each of the parties to this Agreement has been advised and acknowledges that Davies Ward Phillips & Vineberg LLP is acting as counsel to and jointly representing the Vendor and the Purchaser (each a “Client” and, collectively, “Clients”) and, in this role, information disclosed to Davies Ward Phillips & Vineberg LLP by one Client will not be kept confidential and will be disclosed to all Clients and each of the parties consents to Davies Ward Phillips &

Vineberg LLP so acting. In addition, should a conflict arise between any Clients, Davies Ward Phillips & Vineberg LLP may not be able to continue to act for any of such Clients.
9.10	Planning Act
     This Agreement shall be effective to create an interest in the Property only if the subdivision control provisions of the Planning Act (Ontario) are complied with.
9.11	Language
     The parties declare that they have requested, and do hereby confirm their request, that this Agreement and all notices and other documents to be given or executed pursuant hereto be in English only. Les parties déclarent et confirment qu’elles ont exigé que les présentes ainsi que tous les avis et autres documents à être donnés ou exécutés en vertu des présentes soient rédigés en anglais seulement.
[Signatures on following page]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first set forth above.

ABITIBI—CONSOLIDATED COMPANY OF CANADA
(signed) Pierre Rougeau
Name:	Pierre Rougeau
Title:	Senior Vice-President, Corporate Development and Chief Financial Officer

(signed) Bruno Tremblay
Name:	Bruno Tremblay
Title:	Senior Vice-President, Business Support

ACH LIMITED PARTNERSHIP, by its General Partner ABITIBI—CONSOLIDATED HYDRO INC.
(signed) Pierre Rougeau
Name:	Pierre Rougeau
Title:	President and Secretary

(signed) Bruno Tremblay
Name:	Bruno Tremblay
Title:	Director

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TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION		2

1.1	Definitions	2
1.2	Headings and Preamble for Reference Only	12
1.3	Interpretation	12
1.4	Currency	12
1.5	Severability	12
1.6	Entire Agreement	12
1.7	Statutes	13
1.8	Accounting Terms	13
1.9	References to Include Successors and Assigns	13
1.10	Waiver, Amendment	13
1.11	Governing Law	13
1.12	Certain Phrases, etc.	13
1.13	Schedules	13

ARTICLE 2 AGREEMENT OF PURCHASE AND SALE		14

2.1	Agreement of Purchase and Sale	14
2.2	Assumption of Liabilities	15
2.3	Non-Transferable Assets	16
2.4	Trade-Marks and Other Intellectual Property Rights	16
2.5	Prior Assignments	16

ARTICLE 3 PURCHASE PRICE		17

3.1	Purchase Price	17
3.2	Adjustments	19
3.3	Election Forms and Retail Sales Certificate	21
3.4	97(2) ITA Tax Election	21

ARTICLE 4 CLOSING DOCUMENTS		22

4.1	Vendor’s Deliveries	22
4.2	Purchaser’s Deliveries	23

ARTICLE 5 REPRESENTATIONS, WARRANTIES AND COVENANTS		23

5.1	Vendor’s Representations and Warranties	23
5.2	Vendor’s Covenants	32
5.3	Purchaser’s Representations and Warranties	32
5.4	Purchaser’s Covenants	33
5.5	Survival of Representations and Warranties	34

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ARTICLE 6 INDEMNITIES		34

6.1	Indemnification by the Vendor	34
6.2	Indemnification by the Purchaser	35
6.3	Survival of Indemnification and Notice of Claims	35
6.4	Limitations on Indemnification	36
6.5	Third Party Claims	38
6.6	Effect on Aggregate Purchase Price	39
6.7	Taxes on Indemnities and Similar Payments	39

ARTICLE 7 AUTOMATION PROJECT		39

7.1	Covenant to Implement the Automation Project	39

ARTICLE 8 DISPUTE RESOLUTION		40

8.1	Arbitration	40
8.2	Confidentiality	42

ARTICLE 9 GENERAL		43

9.1	Time	43
9.2	Further Assurances	43
9.3	Brokerage Commissions	43
9.4	Notice	43
9.5	No Registration of Agreement	44
9.6	Counterparts	44
9.7	Conflicts between Agreement and Closing Documents	44
9.8	Actions of the Purchaser by its General Partner	44
9.9	Davies Ward Phillips & Vineberg LLP Acting for More Than One Party	44
9.10	Planning Act	45
9.11	Language	45

ABITIBI-CONSOLIDATED COMPANY OF CANADA
VENDOR
— AND —
ACH LIMITED PARTNERSHIP
PURCHASER

ASSET PURCHASE AGREEMENT
MARCH 31, 2007

FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company

Abitibi-Consolidated Inc. and Abitibi-Consolidated Company of Canada (collectively, the “Company”) 1155 Metcalfe Street Suite 800 Montreal, Québec H3B 5H2

2.	Date of Material Change

April 1, 2007

3.	News Release

The news release with respect to the material change referred to in this report was issued through CNW Telbec on April 2, 2007, and was filed with the Canadian securities regulatory authorities via SEDAR on April 3, 2007.

4.	Summary of Material Change

The Company announced on April 2, 2007, that it has closed the previously announced transaction with the Caisse de dépôt et placement du Québec (“CDPQ”), creating a joint-venture for its Ontario hydroelectric generation facilities.

5.	Full Description of Material Change

On April 2, 2007, the Company announced that it has closed the transaction with CDPQ, announced by the Company in January 2007, creating a joint-venture for the Company’s Ontario hydroelectric generation facilities. The Company has retained a 75% equity interest in the joint-venture and CDPQ has acquired a 25% equity interest. CDPQ has also provided to ACH Limited Partnership (“ACH”) a 10-year unsecured term loan of $250 million, non-recourse to the Company, to partially fund the acquisition of the facilities.

The transaction, on a consolidated basis, has yielded gross proceeds of $297.5 million to the Company.

ACH encompasses eight hydroelectric facilities located in Ontario, representing an aggregate installed capacity of 136.8 MW and a normalised annual generation of approximately 828 GWh.

ACH is intended to be the Company’s growth vehicle in energy generation. The Company’s substantial ownership interest in the joint-venture reflects the ongoing strategic importance of its electricity generation assets. The Company has entered into agreements with ACH by virtue of which it will continue to operate and manage the facilities. Scotia Capital and CIBC World Markets have advised the Company in regards to this transaction.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Pierre Rougeau Senior Vice-President, Corporate Development and Chief Financial Officer Tel: (514) 875-2160 Fax: (514) 394-2272

9.	Date of Report

April 3, 2007